Exhibit 99.4

Deutsche Bank

Financial Data Supplement 4Q2014

29 January 2015

Passion to Perform

4Q2014 Financial Data Supplement

Deutsche Bank’s financial data in this document have been prepared under IFRS. Comparative financial information for the year 2012 presented throughout this document has been restated in the context of the adoption of IFRS 10.

4Q 2014 / FY 2014 are preliminary and unaudited.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

All segment figures reflect segment composition as of 31 December 2014.

Deutsche Bank consolidated
Financial summary	2
Group | Core Bank | Non-Core Operations Unit	3
Consolidated Statement of Income	4

Net revenues	5

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6

Segment detail
Corporate Banking & Securities	7
Private & Business Clients	8
Global Transaction Banking	9
Deutsche Asset & Wealth Management	10
Non-Core Operations Unit	11
Consolidation & Adjustments	12

Risk and capital
Credit risk	13
Regulatory capital and market risk	14

Leverage ratio measures	15
Non-GAAP financial measures	16

Definition of certain financial measures	17

Footnotes	19

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	1

Financial summary

	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013
Share price at period end[1]	€31.43	€29.01	€30.67	€32.37	€33.07	€33.07	€30.97	€25.70	€27.78	€24.99	€24.99	(24)%	(10)%	(24)%
Share price high[1]	€37.68	€36.94	€36.12	€34.89	€35.48	€36.94	€38.15	€32.05	€28.30	€28.02	€38.15	(21)%	(1)%	3%
Share price low[1]	€21.09	€28.54	€28.05	€29.03	€31.42	€28.05	€29.33	€25.47	€24.17	€22.66	€22.66	(28)%	(6)%	(19)%

Basic earnings per share	€0.27	€1.68	€0.32	€0.04	€(1.26)	€0.64	€1.01	€0.21	€(0.07)	€0.32	€1.34	N/M	N/M	109%
Diluted earnings per share[2]	€0.26	€1.63	€0.31	€0.04	€(1.26)	€0.62	€0.98	€0.21	€(0.07)	€0.31	€1.31	N/M	N/M	111%
Basic shares outstanding (average), in m.	979	983	1,046	1,076	1,077	1,045	1,073	1,121	1,382	1,385	1,242	29%	0%	19%
Diluted shares outstanding (average), in m.	1,005	1,011	1,075	1,102	1,077	1,073	1,104	1,149	1,382	1,411	1,269	31%	2%	18%

Pre-tax return on average shareholders’ equity[3]	1.3%	17.6%	5.6%	0.1%	(12.6)%	2.6%	12.0%	6.3%	1.6%	1.5%	5.0%	14.1 ppt	(0.1)ppt	2.5 ppt
Pre-tax return on average active equity[3,4]	1.4%	17.9%	5.6%	0.1%	(12.7)%	2.6%	12.2%	6.4%	1.6%	1.5%	5.1%	14.2 ppt	(0.1)ppt	2.5 ppt

Post-tax return on average shareholders’ equity[3]	0.5%	12.1%	2.3%	0.3%	(9.7)%	1.2%	7.8%	1.6%	(0.6)%	2.6%	2.7%	12.3 ppt	3.2 ppt	1.5 ppt
Post-tax return on average active equity[3,4]	0.5%	12.3%	2.4%	0.3%	(9.8)%	1.2%	7.9%	1.6%	(0.6)%	2.6%	2.7%	12.5 ppt	3.2 ppt	1.5 ppt

Book value per basic share outstanding[3]	€54.74	€56.71	€53.18	€52.35	€50.80	€50.80	€51.81	€46.62	€47.98	€49.32	€49.32	(3)%	3%	(3)%
Tangible book value per basic share outstanding[3]	€40.32	€42.14	€40.02	€39.28	€37.87	€37.87	€38.85	€36.45	€37.37	€38.53	€38.53	2%	3%	2%

Cost/income ratio[3]	92.5%	70.5%	84.6%	93.2%	115.9%	89.0%	77.0%	85.2%	93.2%	92.1%	86.7%	(23.8)ppt	(1.1)ppt	(2.3)ppt
Compensation ratio[3]	40.0%	37.8%	39.0%	37.5%	40.7%	38.6%	39.9%	38.0%	40.6%	38.1%	39.2%	(2.6)ppt	(2.5)ppt	0.5 ppt
Noncompensation ratio[3]	52.5%	32.7%	45.6%	55.6%	75.2%	50.3%	37.1%	47.1%	52.6%	54.0%	47.5%	(21.2)ppt	1.4 ppt	(2.8)ppt

Total net revenues, in EUR m.	33,736	9,391	8,215	7,745	6,564	31,915	8,392	7,860	7,864	7,834	31,950	19%	0%	0%
Provision for credit losses, in EUR m.	1,721	354	473	512	725	2,065	246	250	269	369	1,134	(49)%	37%	(45)%
Total noninterest expenses, in EUR m.	31,201	6,623	6,950	7,215	7,607	28,394	6,466	6,693	7,328	7,213	27,700	(5)%	(2)%	(2)%
Income (loss) before income taxes, in EUR m.	814	2,414	792	18	(1,768)	1,456	1,680	917	266	253	3,116	N/M	(5)%	114%
Net income (loss), in EUR m.	316	1,661	335	51	(1,365)	681	1,103	238	(92)	441	1,691	N/M	N/M	148%

Total assets, in EUR bn.[5]	2,022	2,033	1,910	1,788	1,611	1,611	1,637	1,665	1,709	1,718	1,718	7%	0%	7%
Shareholders’ equity, in EUR bn.[5]	54.0	55.8	57.5	56.5	54.7	54.7	55.8	64.7	66.4	68.4	68.4	25%	3%	25%

Risk-weighted assets, in EUR bn.[5,6]	334	325	314	310	300	300	373	399	402	394	394	N/M	(2)%	N/M
Common Equity Tier 1 capital ratio[3,5,6]	11.4%	12.1%	13.3%	13.0%	12.8%	12.8%	9.5%	11.5%	11.5%	11.7%	11.7%	N/M	0.2 ppt	N/M
Tier 1 capital ratio[3,5,6]	15.1%	16.0%	17.3%	17.0%	16.9%	16.9%	9.5%	12.4%	12.3%	12.9%	12.9%	N/M	0.6 ppt	N/M

Branches[5]	2,984	2,963	2,939	2,897	2,907	2,907	2,853	2,840	2,833	2,814	2,814	(3)%	(1)%	(3)%
thereof: in Germany	1,944	1,944	1,934	1,926	1,924	1,924	1,873	1,862	1,863	1,845	1,845	(4)%	(1)%	(4)%

Employees (full-time equivalent)[5]	98,219	97,794	97,158	98,662	98,254	98,254	97,184	96,733	97,762	98,138	98,138	0%	0%	0%
thereof: in Germany	46,308	46,577	46,646	47,194	46,377	46,377	45,477	45,442	45,614	45,392	45,392	(2)%	0%	(2)%

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	2

Group | Core Bank | Non-Core Operations Unit

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Group
Net revenues	33,736	9,391	8,215	7,745	6,564	31,915	8,392	7,860	7,864	7,834	31,950	19%	0%	0%
Provision for credit losses	1,721	354	473	512	725	2,065	246	250	269	369	1,134	(49)%	37%	(45)%
Total noninterest expenses	31,201	6,623	6,950	7,215	7,607	28,394	6,466	6,693	7,328	7,213	27,700	(5)%	(2)%	(2)%
Noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M

Income (loss) before income taxes	814	2,414	792	18	(1,768)	1,456	1,680	917	266	253	3,116	N/M	(5)%	114%

Additional information
Employees (full-time equivalent, at period end)	98,219	97,794	97,158	98,662	98,254	98,254	97,184	96,733	97,762	98,138	98,138	0%	0%	0%
Cost/income ratio[3]	92%	71%	85%	93%	116%	89%	77%	85%	93%	92%	87%	(24)ppt	(1)ppt	(2)ppt
Assets (at period end, in EUR bn.)	2,022	2,033	1,910	1,788	1,611	1,611	1,637	1,665	1,709	1,718	1,718	7%	0%	7%
Risk-weighted assets (at period end, in EUR bn)[6]	334	325	314	310	300	300	373	399	402	394	394	N/M	(2)%	N/M
Average active equity	54,927	53,836	56,365	56,593	55,348	55,434	54,493	57,422	64,930	66,324	60,624	20%	2%	9%
Pre-tax return on average active equity	1.4%	17.9%	5.6%	0.1%	(12.7)%	2.6%	12.2%	6.4%	1.6%	1.5%	5.1%	14.2 ppt	(0.1)ppt	2.5 ppt
Post-tax return on average active equity	0.5%	12.3%	2.4%	0.3%	(9.8)%	1.2%	7.9%	1.6%	(0.6)%	2.6%	2.7%	12.5 ppt	3.2 ppt	1.5 ppt

Core Bank[7]
Net revenues	32,309	8,950	7,936	7,344	6,721	30,951	8,319	7,904	7,844	7,673	31,740	14%	(2)%	3%
Provision for credit losses	1,087	267	299	273	407	1,246	179	230	227	237	874	(42)%	4%	(30)%
Total noninterest expenses	27,504	6,009	6,173	5,854	6,808	24,844	5,927	6,176	6,303	6,491	24,897	(5)%	3%	0%
Noncontrolling interests	(31)	1	0	(1)	2	3	1	0	0	2	2	(5)%	N/M	(24)%

Income (loss) before income taxes	3,749	2,673	1,464	1,217	(496)	4,858	2,212	1,498	1,315	943	5,967	N/M	(28)%	23%

Additional information
Employees (full-time equivalent, at period end)	96,592	96,213	95,619	97,110	96,712	96,712	96,867	96,447	97,495	97,886	97,886	1%	0%	1%
Cost/income ratio[3]	85%	67%	78%	80%	101%	80%	71%	78%	80%	85%	78%	(17)ppt	4 ppt	(2)ppt
Assets (at period end, in EUR bn.)[8]	1,909	1,932	1,824	1,710	1,548	1,548	1,586	1,617	1,664	1,679	1,679	8%	1%	8%
Risk-weighted assets (at period end, in EUR bn.)[6]	249	247	243	254	248	248	315	342	342	335	335	N/M	(2)%	N/M
Average active equity[9]	42,487	42,213	45,108	46,365	46,962	45,137	46,941	50,168	57,377	58,388	52,975	24%	2%	17%
Pre-tax return on average active equity	8.7%	25.2%	13.0%	10.4%	(4.2)%	10.7%	18.7%	11.9%	9.1%	6.4%	11.2%	10.6 ppt	(2.7)ppt	0.5 ppt
Post-tax return on average active equity	5.1%	17.3%	6.9%	7.7%	(7.2)%	5.9%	12.3%	4.9%	4.0%	6.3%	6.7%	13.5 ppt	2.4 ppt	0.8 ppt

Non-Core Operations Unit
Net revenues	1,427	441	279	402	(157)	964	74	(44)	20	161	211	N/M	N/M	(78)%
Provision for credit losses	634	87	174	239	319	818	67	19	42	131	259	(59)%	N/M	(68)%
Total noninterest expenses	3,697	613	777	1,361	799	3,550	539	517	1,026	722	2,804	(10)%	(30)%	(21)%
Noncontrolling interests	31	(1)	0	1	(2)	(3)	(1)	0	0	(2)	(2)	(5)%	N/M	(24)%

Income (loss) before income taxes	(2,935)	(258)	(672)	(1,199)	(1,272)	(3,402)	(532)	(580)	(1,049)	(690)	(2,851)	(46)%	(34)%	(16)%

Additional information
Employees (full-time equivalent, at period end)	1,626	1,581	1,538	1,553	1,542	1,542	316	286	267	252	252	(84)%	(6)%	(84)%
Cost/income ratio[3]	N/M	139%	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Assets (at period end, in EUR bn.)[8]	113	101	86	78	64	64	51	48	45	39	39	(39)%	(14)%	(39)%
Risk-weighted assets (at period end, in EUR bn.)[6]	85	78	71	56	52	52	58	57	60	59	59	N/M	(2)%	N/M
Average active equity[9]	12,440	11,623	11,257	10,228	8,387	10,296	7,552	7,254	7,554	7,937	7,649	(5)%	5%	(26)%
Pre-tax return on average active equity	(23.6)%	(8.9)%	(23.9)%	(46.9)%	(60.7)%	(33.0)%	(28.2)%	(32.0)%	(55.5)%	(34.8)%	(37.3)%	25.9 ppt	20.7 ppt	(4.2)ppt
Post-tax return on average active equity	(15.2)%	(6.0)%	(15.7)%	(33.5)%	(24.6)%	(19.3)%	(18.9)%	(20.7)%	(35.3)%	(24.6)%	(24.7)%	(0.1)ppt	10.7 ppt	(5.4)ppt

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	3

Consolidated Statement of Income

(In EUR m.)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013
Net interest income	15,975	3,650	3,651	3,637	3,895	14,834	3,375	3,666	3,413	3,818	14,272	(2)%	12%	(4)%
Provision for credit losses	1,721	354	473	512	725	2,065	246	250	269	369	1,134	(49)%	37%	(45)%

Net interest income after provision for credit losses	14,254	3,296	3,178	3,125	3,170	12,769	3,129	3,417	3,144	3,449	13,138	9%	10%	3%

Commissions and fee income	11,809	2,995	3,106	3,133	3,074	12,308	3,038	3,070	3,132	3,169	12,409	3%	1%	1%
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,608	2,697	1,234	307	(421)	3,817	1,616	1,253	830	551	4,251	N/M	(34)%	11%
Net gains (losses) on financial assets available for sale	301	110	24	103	157	394	73	24	82	63	242	(60)%	(23)%	(39)%
Net income (loss) from equity method investments	163	36	105	132	95	369	154	173	166	126	619	33%	(24)%	68%
Other income (loss)	(120)	(97)	94	432	(236)	193	136	(326)	241	106	157	N/M	(56)%	(19)%

Total noninterest income	17,761	5,741	4,563	4,108	2,669	17,082	5,018	4,194	4,451	4,016	17,679	50%	(10)%	3%

Compensation and benefits	13,490	3,548	3,203	2,905	2,672	12,329	3,349	2,991	3,190	2,982	12,512	12%	(7)%	1%
General and administrative expenses	15,017	2,818	3,561	4,109	4,639	15,126	3,010	3,566	4,049	4,030	14,654	(13)%	0%	(3)%
Policyholder benefits and claims	414	192	(7)	171	104	460	52	80	77	80	289	(23)%	4%	(37)%
Impairment of intangible assets	1,886	0	0	0	79	79	0	0	0	111	111	42%	N/M	42%
Restructuring activities	394	65	192	30	112	399	56	57	13	9	134	(92)%	(31)%	(66)%

Total noninterest expenses	31,201	6,623	6,950	7,215	7,607	28,394	6,466	6,693	7,328	7,213	27,700	(5)%	(2)%	(2)%

Income (loss) before income taxes	814	2,414	792	18	(1,768)	1,456	1,680	917	266	253	3,116	N/M	(5)%	114%

Income tax expense (benefit)	498	753	457	(33)	(402)	775	577	679	358	(189)	1,425	(53)%	N/M	84%

Net income (loss)	316	1,661	335	51	(1,365)	681	1,103	238	(92)	441	1,691	N/M	N/M	148%

Net income attributable to noncontrolling interests	53	10	1	10	(5)	15	20	1	3	4	28	N/M	45%	83%
Net income attributable to Deutsche Bank shareholders	263	1,651	334	41	(1,360)	666	1,083	237	(94)	438	1,663	N/M	N/M	150%

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	4

Net revenues - Segment view[10]

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013
Corporate Banking & Securities:
Origination (equity)	518	152	204	135	241	732	160	265	175	161	761	(33)%	(8)%	4%
Origination (debt)	1,417	453	417	367	320	1,557	358	416	361	391	1,527	22%	8%	(2)%

Origination	1,935	605	621	502	561	2,289	518	681	536	553	2,288	(2)%	3%	0%

Sales & Trading (equity)	2,288	766	787	643	541	2,737	772	698	729	728	2,928	35%	0%	7%
Sales & Trading (debt and other products)	8,815	2,717	1,823	1,248	1,017	6,806	2,433	1,826	1,435	1,147	6,841	13%	(20)%	1%

Sales & Trading	11,103	3,484	2,609	1,892	1,558	9,543	3,205	2,524	2,164	1,876	9,769	20%	(13)%	2%

Advisory	590	69	116	155	140	480	107	130	155	188	580	34%	21%	21%
Loan products	899	250	296	331	358	1,234	255	255	340	346	1,196	(3)%	2%	(3)%
Other products[11]	547	139	(64)	21	(117)	(21)	(9)	(58)	(48)	25	(90)	N/M	N/M	N/M

Total Corporate Banking & Securities	15,073	4,547	3,579	2,900	2,500	13,526	4,076	3,532	3,147	2,988	13,742	20%	(5)%	2%

Private & Business Clients:
Credit Products	3,331	856	838	841	873	3,408	859	867	875	862	3,463	(1)%	(2)%	2%
Deposits	3,175	763	757	741	751	3,012	757	749	743	729	2,977	(3)%	(2)%	(1)%
Payments, Cards & Accounts	1,027	255	252	258	254	1,019	248	247	249	240	983	(6)%	(4)%	(3)%
Investment & Insurance Products	1,146	318	305	266	331	1,220	349	308	306	346	1,308	5%	13%	7%
Postal and supplementary Postbank Services	454	108	108	107	110	434	105	104	103	105	416	(5)%	2%	(4)%
Other Revenues	407	84	188	111	73	457	158	94	116	122	491	67%	5%	7%

Total Private & Business Clients	9,540	2,385	2,448	2,324	2,393	9,550	2,476	2,367	2,392	2,404	9,639	0%	0%	1%

Global Transaction Banking:
Transaction services	4,200	1,034	1,036	1,023	976	4,069	1,028	1,035	1,039	1,045	4,146	7%	1%	2%
Other products	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M

Total Global Transaction Banking	4,200	1,034	1,036	1,023	976	4,069	1,028	1,035	1,039	1,045	4,146	7%	1%	2%

Deutsche Asset & Wealth Management:
Management fees and other recurring revenues	2,282	596	596	633	616	2,441	613	642	659	687	2,601	12%	4%	7%
Performance and trans. fees and other non recurring revenues	905	207	221	229	266	924	183	159	250	235	826	(12)%	(6)%	(11)%
Net interest revenues	496	155	142	135	147	578	153	155	147	169	624	15%	15%	8%
Mark-to-market movements on policyholder positions in Abbey Life	420	209	(13)	186	112	494	49	80	80	82	291	(27)%	2%	(41)%
Other product revenues	369	78	94	81	45	299	69	98	131	69	367	53%	(47)%	23%

Total Deutsche Asset & Wealth Management	4,472	1,244	1,041	1,265	1,185	4,735	1,067	1,134	1,267	1,242	4,710	5%	(2)%	(1)%

Non-Core Operations Unit	1,427	441	279	402	(157)	964	74	(44)	20	161	211	N/M	N/M	(78)%

Consolidation & Adjustments	(975)	(259)	(168)	(168)	(334)	(929)	(327)	(164)	0	(5)	(497)	(98)%	N/M	(47)%

Net revenues	33,736	9,391	8,215	7,745	6,564	31,915	8,392	7,860	7,864	7,834	31,950	19%	0%	0%

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	5

Net interest income and net gains (losses)
on financial assets/liabilities at fair value through profit or loss
Breakdown by Group Division/CB&S product[12]

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Net interest income	15,975	3,650	3,651	3,637	3,895	14,834	3,375	3,666	3,413	3,818	14,272	(2)%	12%	(4)%
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,608	2,697	1,234	307	(421)	3,817	1,616	1,253	830	551	4,251	N/M	(34)%	11%

Total	21,583	6,347	4,885	3,945	3,474	18,651	4,991	4,920	4,243	4,369	18,523	26%	3%	(1)%

Sales & Trading (equity)	1,732	628	579	484	437	2,129	606	541	596	571	2,314	31%	(4)%	9%

Sales & Trading (debt and other products)	7,851	2,502	1,825	981	761	6,069	2,050	1,702	1,361	1,571	6,685	107%	15%	10%

Sales & Trading	9,582	3,130	2,404	1,465	1,198	8,197	2,656	2,243	1,957	2,142	8,998	79%	9%	10%

Loan products	182	84	176	149	190	599	145	157	213	181	695	(5)%	(15)%	16%
Remaining products[13]	589	232	(7)	(422)	269	72	(27)	67	(180)	80	(61)	(70)%	N/M	N/M

Corporate Banking & Securities	10,353	3,446	2,574	1,193	1,656	8,869	2,774	2,466	1,990	2,403	9,632	45%	21%	9%

Private & Business Clients	6,220	1,486	1,531	1,468	1,482	5,966	1,557	1,515	1,494	1,397	5,962	(6)%	(7)%	0%

Global Transaction Banking	2,016	541	472	567	405	1,984	565	604	538	524	2,232	30%	(3)%	12%

Deutsche Asset & Wealth Management	1,974	714	217	552	84	1,568	335	369	413	387	1,505	N/M	(6)%	(4)%

Non-Core Operations Unit	650	123	195	119	(192)	245	(223)	49	(243)	(156)	(573)	(19)%	(36)%	N/M

Consolidation & Adjustments	369	35	(103)	46	40	19	(15)	(84)	51	(186)	(235)	N/M	N/M	N/M

Total	21,583	6,347	4,885	3,945	3,474	18,651	4,991	4,920	4,243	4,369	18,523	26%	3%	(1)%

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	6

Corporate Banking & Securities

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Origination (equity)	518	152	204	135	241	732	160	265	175	161	761	(33)%	(8)%	4%
Origination (debt)	1,417	453	417	367	320	1,557	358	416	361	391	1,527	22%	8%	(2)%

Origination	1,935	605	621	502	561	2,289	518	681	536	553	2,288	(2)%	3%	0%

Sales & Trading (equity)	2,288	766	787	643	541	2,737	772	698	729	728	2,928	35%	0%	7%
Sales & Trading (debt and other products)	8,815	2,717	1,823	1,248	1,017	6,806	2,433	1,826	1,435	1,147	6,841	13%	(20)%	1%

Sales & Trading	11,103	3,484	2,609	1,892	1,558	9,543	3,205	2,524	2,164	1,876	9,769	20%	(13)%	2%

Advisory	590	69	116	155	140	480	107	130	155	188	580	34%	21%	21%
Loan products	899	250	296	331	358	1,234	255	255	340	346	1,196	(3)%	2%	(3)%
Other products[11]	547	139	(64)	21	(117)	(21)	(9)	(58)	(48)	25	(90)	N/M	N/M	N/M

Total net revenues	15,073	4,547	3,579	2,900	2,500	13,526	4,076	3,532	3,147	2,988	13,742	20%	(5)%	2%

Provision for credit losses	81	51	26	43	70	189	16	44	33	9	103	(87)%	(72)%	(46)%

Total noninterest expenses	12,071	2,578	2,794	2,487	2,303	10,162	2,547	2,603	2,737	2,461	10,348	7%	(10)%	2%

therein: Total compensation and benefits[14]	6,099	1,699	1,376	1,189	1,004	5,268	1,539	1,300	1,373	1,216	5,428	21%	(11)%	3%

therein: Direct severance payments	164	13	7	8	(2)	26	12	5	18	11	46	N/M	(37)%	76%

therein: Restructuring activities	236	42	40	7	41	130	44	37	6	26	112	(38)%	N/M	(13)%

therein: Impairment of intangible assets	1,174	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M

Noncontrolling interests	17	10	1	9	(4)	16	21	1	2	2	25	N/M	(11)%	57%

Income (loss) before income taxes	2,904	1,908	758	361	132	3,158	1,492	885	374	516	3,266	N/M	38%	3%

Additional information
Employees (front office full-time equivalent, at period end)	8,500	8,271	8,106	8,464	8,357	8,357	8,214	8,116	8,387	8,207	8,207	(2)%	(2)%	(2)%
Memo: Total employees (full-time equivalent, at period end)[15]	25,154	24,578	24,138	25,031	25,112	25,112	25,365	25,353	25,695	25,843	25,843	3%	1%	3%
Cost/income ratio[3]	80%	57%	78%	86%	92%	75%	63%	74%	87%	82%	75%	(10)ppt	(5)ppt	0 ppt
Assets (at period end, in EUR bn.)[8]	1,449	1,472	1,368	1,263	1,102	1,102	1,133	1,159	1,205	1,223	1,223	11%	1%	11%
Risk-weighted assets (at period end, in EUR bn.)[6]	113	115	112	118	115	115	165	186	184	176	176	N/M	(4)%	N/M
Average active equity[9]	20,213	18,805	20,287	20,892	20,837	20,161	21,157	23,966	25,373	25,754	24,204	24%	2%	20%
Pre-tax return on average active equity	14%	41%	15%	7%	3%	16%	28%	15%	6%	8%	13%	5 ppt	2 ppt	(2)ppt
Post-tax return on average active equity	9%	27%	10%	6%	(5)%	9%	19%	9%	3%	6%	9%	11 ppt	3 ppt	0 ppt

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	7

Private & Business Clients

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013
Credit Products	3,331	856	838	841	873	3,408	859	867	875	862	3,463	(1)%	(2)%	2%
Deposits	3,175	763	757	741	751	3,012	757	749	743	729	2,977	(3)%	(2)%	(1)%
Payments, Cards & Accounts	1,027	255	252	258	254	1,019	248	247	249	240	983	(6)%	(4)%	(3)%
Investment & Insurance Products	1,146	318	305	266	331	1,220	349	308	306	346	1,308	5%	13%	7%
Postal and supplementary Postbank Services	454	108	108	107	110	434	105	104	103	105	416	(5)%	2%	(4)%
Other Revenues	407	84	188	111	73	457	158	94	116	122	491	67%	5%	7%

Total net revenues	9,540	2,385	2,448	2,324	2,393	9,550	2,476	2,367	2,392	2,404	9,639	0%	0%	1%

Provision for credit losses	781	111	194	171	243	719	140	145	150	187	622	(23)%	25%	(13)%

Memo: Impact of releases of certain Postbank allowances[16]	94	14	46	1	25	86	0	0	0	0	0	(100)%	(23)%	(100)%

Total noninterest expenses	7,224	1,791	1,747	1,805	1,932	7,276	1,815	1,819	1,886	2,162	7,682	12%	15%	6%
therein: Total compensation and benefits[14]	3,782	950	950	894	937	3,731	948	881	935	942	3,706	0%	1%	(1)%
therein: Direct severance payments	249	51	64	5	105	224	46	(4)	21	72	134	(31)%	N/M	(40)%
therein: Restructuring activities	0	1	1	3	17	22	3	3	1	2	9	(86)%	178%	(57)%
therein: Impairment of intangible assets	15	0	0	0	7	7	0	0	0	0	0	N/M	N/M	N/M

Noncontrolling interests	16	0	0	0	0	0	0	0	0	0	1	114%	26%	46%

Income (loss) before income taxes	1,519	483	507	347	218	1,555	520	403	356	55	1,335	(75)%	(84)%	(14)%

Additional information
Employees (front office full-time equivalent, at period end)	37,899	38,421	38,510	38,527	37,890	37,890	38,225	38,217	38,396	38,054	38,054	0%	(1)%	0%
Memo: Total employees (full-time equivalent, at period end)[15]	46,550	47,118	47,236	47,454	46,781	46,781	47,109	47,171	47,897	47,619	47,619	2%	(1)%	2%
Cost/income ratio[3]	76%	75%	71%	78%	81%	76%	73%	77%	79%	90%	80%	9 ppt	11 ppt	4 ppt
Assets (at period end, in EUR bn.)[8]	282	271	269	268	265	265	261	262	261	258	258	(3)%	(1)%	(3)%
Risk-weighted assets (at period end, in EUR bn.)[6]	73	72	71	73	73	73	80	80	80	80	80	N/M	(1)%	N/M
Average active equity[9]	12,177	13,289	14,073	14,145	14,404	13,976	14,251	14,224	14,291	14,630	14,420	2%	2%	3%
Pre-tax return on average active equity	12%	15%	14%	10%	6%	11%	15%	11%	10%	2%	9%	(5)ppt	(8)ppt	(2)ppt
Post-tax return on average active equity	8%	10%	9%	8%	0%	6%	10%	7%	6%	2%	6%	2 ppt	(5)ppt	0 ppt
Invested assets (at period end, in EUR bn.)	293	290	285	285	282	282	284	286	289	291	291	3%	1%	3%
Net new money (in EUR bn.)	(10)	(4)	(3)	(2)	(5)	(15)	2	0	3	1	6	N/M	(71)%	N/M

Breakdown of PBC by business unit
Private & Commercial Banking[17]
Total net revenues	3,741	932	924	902	946	3,704	1,030	925	934	965	3,855	2%	3%	4%
Provision for credit losses	174	4	36	26	62	128	20	19	20	20	79	(67)%	4%	(38)%
Total noninterest expenses	3,098	811	761	801	863	3,237	806	812	875	1,040	3,533	20%	19%	9%

Income (loss) before income taxes	468	118	126	74	21	339	204	95	40	(95)	243	N/M	N/M	(28)%

Advisory Banking International
Total net revenues	1,971	507	528	506	511	2,052	531	538	537	527	2,134	3%	(2)%	4%
Provision for credit losses	211	55	61	60	71	248	66	63	57	85	272	20%	49%	10%
Total noninterest expenses	1,217	291	262	292	294	1,139	337	312	299	232	1,179	(21)%	(22)%	4%

Income (loss) before income taxes	543	161	204	155	146	666	128	164	181	209	683	44%	16%	3%

Postbank[18]
Total net revenues	3,828	945	997	915	937	3,794	914	904	921	912	3,651	(3)%	(1)%	(4)%
Provision for credit losses	395	52	96	85	110	343	54	64	73	81	271	(26)%	11%	(21)%
Total noninterest expenses	2,910	689	723	712	775	2,900	672	696	712	889	2,970	15%	25%	2%
Noncontrolling interests	15	0	0	0	0	0	0	0	0	0	1	122%	47%	69%

Income (loss) before income taxes	508	204	177	117	52	550	188	145	135	(59)	409	N/M	N/M	(26)%

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	8

Global Transaction Banking

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Transaction services	4,200	1,034	1,036	1,023	976	4,069	1,028	1,035	1,039	1,045	4,146	7%	1%	2%
Other products	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M

Total net revenues	4,200	1,034	1,036	1,023	976	4,069	1,028	1,035	1,039	1,045	4,146	7%	1%	2%

Provision for credit losses	208	92	79	58	86	315	24	47	43	42	156	(51)%	(3)%	(50)%

Total noninterest expenses	3,327	623	633	586	805	2,648	637	759	657	738	2,791	(8)%	12%	5%

therein: Total compensation and benefits[14]	1,193	305	304	285	278	1,172	307	291	314	299	1,211	7%	(5)%	3%

therein: Direct severance payments	24	4	3	(2)	2	8	1	2	3	5	11	98%	44%	42%

therein: Restructuring activities	40	2	12	4	36	54	2	6	(1)	3	10	(93)%	N/M	(81)%

therein: Impairment of intangible assets	73	0	0	0	57	57	0	0	0	0	0	N/M	N/M	N/M

Noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M

Income (loss) before income taxes	664	318	324	380	86	1,107	367	228	338	265	1,198	N/M	(22)%	8%

Additional information
Employees (front office full-time equivalent, at period end)	4,312	4,274	4,207	4,195	4,087	4,087	4,076	4,028	4,124	4,139	4,139	1%	0%	1%
Memo: Total employees (full-time equivalent, at period end)[15]	11,650	11,318	11,240	11,423	11,501	11,501	11,468	11,190	11,064	11,284	11,284	(2)%	2%	(2)%
Cost/income ratio[3]	79%	60%	61%	57%	82%	65%	62%	73%	63%	71%	67%	(12)ppt	7 ppt	2 ppt
Assets (at period end, in EUR bn.)[8]	88	98	97	89	97	97	108	111	110	106	106	9%	(3)%	9%
Risk-weighted assets (at period end, in EUR bn.)[6]	35	35	37	37	37	37	42	42	43	43	43	N/M	1%	N/M
Average active equity[9]	4,181	4,624	5,086	5,368	5,478	5,136	5,351	5,709	6,041	6,106	5,860	11%	1%	14%
Pre-tax return on average active equity	16%	28%	25%	28%	6%	22%	27%	16%	22%	17%	20%	11 ppt	(5)ppt	(1)ppt
Post-tax return on average active equity	10%	18%	17%	21%	(4)%	13%	18%	10%	14%	12%	14%	17 ppt	(2)ppt	1 ppt

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	9

Deutsche Asset & Wealth Management

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Management fees and other recurring revenues	2,282	596	596	633	616	2,441	613	642	659	687	2,601	12%	4%	7%
Performance and trans. fees and other non recurring revenues	905	207	221	229	266	924	183	159	250	235	826	(12)%	(6)%	(11)%
Net interest revenues	496	155	142	135	147	578	153	155	147	169	624	15%	15%	8%
Mark-to-market movements on policyholder positions in Abbey Life	420	209	(13)	186	112	494	49	80	80	82	291	(27)%	2%	(41)%
Other product revenues[11]	369	78	94	81	45	299	69	98	131	69	367	53%	(47)%	23%

Total net revenues	4,472	1,244	1,041	1,265	1,185	4,735	1,067	1,134	1,267	1,242	4,710	5%	(2)%	(1)%

Provision for credit losses	18	13	0	1	9	23	(1)	(6)	1	(0)	(7)	N/M	N/M	N/M

Total noninterest expenses	4,299	1,012	961	982	975	3,929	900	936	977	874	3,686	(10)%	(11)%	(6)%

therein: Total compensation and benefits[14]	1,969	482	463	430	374	1,749	469	453	514	464	1,900	24%	(10)%	9%

therein: Direct severance payments	42	1	6	(2)	0	5	4	1	3	2	10	N/M	(29)%	92%

therein: Policyholder benefits and claims	414	191	(7)	171	104	460	52	80	77	80	289	(23)%	4%	(37)%

therein: Restructuring activities	104	7	136	16	11	170	4	10	6	(22)	(2)	N/M	N/M	N/M

therein: Impairment of intangible assets	202	0	0	0	14	14	0	0	0	(83)	(83)	N/M	N/M	N/M

Noncontrolling interests	1	1	(1)	0	1	1	0	0	0	4	4	N/M	N/M	N/M

Income (loss) before income taxes	154	219	80	283	200	782	169	204	288	365	1,027	82%	26%	31%

Additional information	n.a.
Employees (front office full-time equivalent, at period end)	6,473	6,337	6,257	6,260	6,137	6,137	6,013	5,938	5,947	6,001	6,001	(2)%	1%	(2)%
Memo: Total employees (full-time equivalent, at period end)[15]	11,732	11,488	11,198	11,428	11,464	11,464	11,513	11,334	11,434	11,635	11,635	1%	2%	1%
Cost/income ratio[3]	96%	81%	92%	78%	82%	83%	84%	83%	77%	70%	78%	(12)ppt	(7)ppt	(5)ppt
Assets (at period end, in EUR bn.)[8]	78	80	80	80	73	73	73	75	78	81	81	12%	3%	12%
Risk-weighted assets (at period end, in EUR bn.)[6]	12	12	11	14	13	13	14	15	16	17	17	N/M	5%	N/M
Average active equity[9]	5,916	5,496	5,662	5,959	6,243	5,864	6,182	6,268	6,466	6,781	6,454	9%	5%	10%
Pre-tax return on average active equity	3%	16%	6%	19%	13%	13%	11%	13%	18%	22%	16%	9 ppt	4 ppt	3 ppt
Post-tax return on average active equity	2%	11%	4%	14%	3%	8%	7%	8%	11%	15%	11%	11 ppt	4 ppt	3 ppt
Gross Margin (in bps)[19]	46	44	44	47	46	45	44	45	48	45	45	(1)bps	(3)bps	0 bps
Net Margin (in bps)	2	9	3	12	9	8	7	9	12	14	11	6 bps	2 bps	2 bps
Invested assets (at period end, in EUR bn.)	920	950	930	923	923	923	934	955	1,006	1,039	1,039	13%	3%	13%
Net new money (in EUR bn.)	(25)	5	1	(11)	(9)	(13)	3	11	17	10	40	N/M	(42)%	N/M

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	10

Non-Core Operations Unit

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Total net revenues	1,427	441	279	402	(157)	964	74	(44)	20	161	211	N/M	N/M	(78)%

Provision for credit losses	634	87	174	239	319	818	67	19	42	131	259	(59)%	N/M	(68)%

Total noninterest expenses	3,697	613	777	1,361	799	3,550	539	517	1,026	722	2,804	(10)%	(30)%	(21)%

therein: Total compensation and benefits[14]	443	110	110	98	95	413	85	65	61	59	270	(37)%	(2)%	(34)%

therein: Direct severance payments	4	2	1	7	4	14	4	0	0	0	5	(93)%	N/M	(65)%

therein: Restructuring activities	12	13	4	0	8	25	2	1	1	0	4	(97)%	(83)%	(83)%

therein: Impairment of intangible assets	421	0	0	0	0	0	0	0	0	194	194	N/M	N/M	N/M

Noncontrolling interests	31	(1)	0	1	(2)	(3)	(1)	0	0	(2)	(2)	(5)%	N/M	(24)%

Income (loss) before income taxes	(2,935)	(258)	(672)	(1,199)	(1,272)	(3,402)	(532)	(580)	(1,049)	(690)	(2,851)	(46)%	(34)%	(16)%

Additional information
Employees (front office full-time equivalent, at period end)	1,626	1,581	1,538	1,553	1,542	1,542	316	286	267	252	252	(84)%	(6)%	(84)%
Memo: Total employees (full-time equivalent, at period end)[15]	3,134	3,291	3,347	3,329	3,396	3,396	1,727	1,684	1,673	1,757	1,757	(48)%	5%	(48)%
Assets (at period end, in EUR bn.)[8]	113	101	86	78	64	64	51	48	45	39	39	(39)%	(14)%	(39)%
Risk-weighted assets (at period end, in EUR bn.)[6]	85	78	71	56	52	52	58	57	60	59	59	N/M	(2)%	N/M
Average active equity[9]	12,440	11,623	11,257	10,228	8,387	10,296	7,552	7,254	7,554	7,937	7,649	(5)%	5%	(26)%

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	11

Consolidation & Adjustments

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Total net revenues	(975)	(259)	(168)	(168)	(334)	(929)	(327)	(164)	0	(5)	(497)	(98)%	N/M	(47)%

Provision for credit losses	0	0	0	0	0	0	1	0	0	0	1	N/M	(14)%	38%

Total noninterest expenses	582	6	38	(6)	792	830	28	59	46	257	389	(68)%	N/M	(53)%

therein: Direct severance payments	59	6	(2)	17	4	25	11	6	14	5	36	12%	(64)%	42%

therein: Restructuring activities	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M

therein: Impairment of intangible assets	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M

Noncontrolling interests	(65)	(10)	(1)	(10)	5	(15)	(20)	(1)	(3)	(4)	(28)	N/M	46%	82%

Income (loss) before income taxes	(1,493)	(255)	(205)	(153)	(1,131)	(1,744)	(336)	(223)	(43)	(258)	(859)	(77)%	N/M	(51)%

Additional information
Employees (full-time equivalent, at period end)	39,409	38,909	38,540	39,665	40,242	40,242	40,339	40,147	40,641	41,485	41,485	3%	2%	3%
Assets (at period end, in EUR bn.)[8]	12	11	11	10	10	10	10	9	10	10	10	1%	3%	1%
Risk-weighted assets (at period end, in EUR bn.)[6]	16	12	12	12	11	11	15	19	19	20	20	N/M	5%	N/M
Average active equity[9]	0	0	0	0	0	0	0	0	5,205	5,117	2,037	N/M	(2)%	N/M

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	12

Credit risk

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013
Allowance for loan losses
Balance, beginning of period	4,158	4,692	4,863	5,007	5,261	4,692	5,589	5,208	5,216	5,152	5,589	(2)%	(1)%	19%
Provision for loan losses	1,728	344	468	496	752	2,060	241	233	268	388	1,129	(48)%	45%	(45)%

Net charge-offs	(1,086)	(151)	(281)	(212)	(409)	(1,053)	(603)	(220)	(364)	(322)	(1,509)	(21)%	(12)%	43%
Charge-offs	(1,281)	(223)	(312)	(241)	(439)	(1,215)	(634)	(258)	(404)	(354)	(1,650)	(19)%	(12)%	36%
Recoveries	195	72	30	30	30	162	31	38	40	32	141	7%	(20)%	(13)%
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Exchange rate changes/other	(107)	(22)	(43)	(30)	(15)	(110)	(18)	(4)	31	(5)	3	(64)%	N/M	N/M

Balance, end of period	4,692	4,863	5,007	5,261	5,589	5,589	5,208	5,216	5,152	5,212	5,212	(7)%	1%	(7)%

Allowance for off-balance sheet positions
Balance, beginning of period	225	215	226	231	242	215	216	221	238	246	216	2%	3%	0%
Provision for off-balance sheet positions	(7)	11	5	16	(27)	5	5	17	1	(19)	4	(30)%	N/M	(10)%
Usage	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Exchange rate changes	(3)	1	(1)	(5)	1	(4)	0	0	6	(1)	6	N/M	N/M	N/M

Balance, end of period	215	226	231	242	216	216	221	238	246	226	226	5%	(8)%	5%

Provision for credit losses[20]	1,721	354	473	512	725	2,065	246	250	269	369	1,134	(49)%	37%	(45)%

Impaired loans (at period end)
Total impaired loans (at period end)	10,335	10,121	9,251	9,721	10,143	10,143	10,269	10,033	9,529	9,350	9,350	(8)%	(2)%	(8)%
Impaired loan coverage ratio[21]	45%	48%	54%	54%	55%	55%	51%	52%	52%	56%	56%	1 ppt	4 ppt	1 ppt

Loans
Total loans	402,069	399,908	392,758	387,040	382,171	382,171	386,162	393,117	401,058	410,825	410,825	7%	2%	7%

Deduct
Allowance for loan losses	4,692	4,863	5,007	5,261	5,589	5,589	5,208	5,216	5,216	5,212	5,212	(7)%	0%	(7)%

Total loans net	397,377	395,045	387,751	381,779	376,582	376,582	380,954	387,901	395,842	405,612	405,612	8%	2%	8%

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	13

Regulatory capital and market risk

(In EUR m., unless stated otherwise)	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Dec 31, 2014 vs. Dec 31, 2013
Regulatory capital	Basel 2.5	Basel 2.5	Basel 2.5	Basel 2.5	Basel 2.5	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded
Common Equity Tier 1 capital[22,23]	37,957	39,261	41,672	40,272	38,534	35,331	45,990	46,006	46,076	N/M
Tier 1 capital[22,23]	50,483	51,879	54,241	52,594	50,717	35,331	49,440	49,474	50,695	N/M
Tier 2 capital	6,532	5,528	6,427	5,624	4,747	13,333	13,112	13,111	12,377	N/M
Available Tier 3 capital	0	0	0	0	0	0	0	0	0	N/M

Total regulatory capital[22,23]	57,015	57,408	60,668	58,217	55,464	48,664	62,552	62,585	63,072	N/M

Risk-weighted assets and capital adequacy ratios[22,23]	Basel 2.5	Basel 2.5	Basel 2.5	Basel 2.5	Basel 2.5	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded
Risk-weighted assets	333,605	324,908	314,304	309,632	300,369	373,313	398,674	401,505	393,969	N/M
Common Equity Tier 1 capital ratio	11.4%	12.1%	13.3%	13.0%	12.8%	9.5%	11.5%	11.5%	11.7%	N/M
Tier 1 capital ratio	15.1%	16.0%	17.3%	17.0%	16.9%	9.5%	12.4%	12.3%	12.9%	N/M
Total capital ratio	17.1%	17.7%	19.3%	18.8%	18.5%	13.0%	15.7%	15.6%	16.0%	N/M

Value-at-risk of trading units (excluding Postbank)[24,25]
Average[26]	57.1	59.3	57.2	53.9	53.6	54.1	55.2	53.4	51.6	(4)%
Maximum[26]	80.1	69.0	69.0	69.0	69.0	63.8	65.6	65.6	71.4	3%
Minimum[26]	43.3	53.3	47.2	43.0	43.0	46.5	46.5	40.3	35.4	(18)%
Period-end	53.7	58.2	50.2	50.7	47.9	50.3	56.7	53.1	49.0	2%

Value-at-risk of Postbank’s trading book
Average[26]	3.4	0.6	0.4	0.3	0.3	0.1	0.1	0.1	0.1	(61)%
Maximum[26]	5.9	1.1	1.1	1.1	1.1	0.1	0.1	0.1	0.1	(87)%
Minimum[26]	0.9	0.4	0.2	0.1	0.1	0.1	0.1	0.1	0.0	N/M
Period-end	1.2	0.4	0.2	0.1	0.1	0.1	0.1	0.1	0.0	N/M

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	14

Leverage ratio measures

(In EUR bn., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013

Total assets	2,022	2,033	1,910	1,788	1,611	1,611	1,637	1,665	1,709	1,718	1,718	7%	1%	7%

Changes from IFRS to CRR/CRD 4[27]					(167)	(167)	(214)	(218)	(231)	(250)	(250)	50%	8%	50%
Derivatives netting[27]					(401)	(401)	(387)	(391)	(458)	(515)	(515)	28%	12%	28%
Derivatives add-on27					266	266	257	241	234	221	221	(17)%	(6)%	(17)%
Securities Financing Transactions[27]					(163)	(163)	(161)	(161)	(132)	(86)	(86)	(47)%	(35)%	(47)%
Pending Settlements Netting[27]					(30)	(30)	(81)	(73)	(74)	(43)	(43)	43%	(42)%	43%
Off-balance sheet exposure after application of credit conversion factors[27]					199	199	194	200	230	211	211	6%	(8)%	6%
Consolidation and regulatory adjustments[27]					(38)	(38)	(36)	(33)	(32)	(37)	(37)	(3)%	16%	(3)%

CRR/CRD 4 exposure measure (spot value at reporting date)[27]					1,445	1,445	1,423	1,447	1,478	1,468	1,468	2%	(1)%	2%

Total equity	54.2	56.1	57.7	56.8	55.0	55.0	56.0	68.4	70.1	73.2	73.2	33%	4%	33%

Fully Loaded Tier 1 capital[27]					34.0	34.0	35.3	49.4	49.5	50.7	50.7	49%	2%	49%

IFRS Leverage ratio (IFRS) in x	37.3	36.2	33.1	31.5	29.3	29.3	29.2	24.3	24.4	23.5	23.5	(5.8)	(0.9)	(5.8)
Fully loaded CRR/CRD 4 Leverage Ratio in %[27]					2.4	2.4	2.5	3.4	3.3	3.5	3.5	1.1 ppt	0.2 ppt	1.1 ppt

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	15

Non-GAAP financial measures

(In EUR m., unless stated otherwise)	FY2012	1Q2013	2Q2013	3Q2013	4Q2013	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	4Q2014 vs. 4Q2013	4Q2014 vs. 3Q2014	FY2014 vs. FY2013
IBIT attributable to Deutsche Bank shareholders
Income (loss) before income taxes	814	2,414	792	18	(1,768)	1,456	1,680	917	266	253	3,116	N/M	(5)%	114%

Less income (loss) before income taxes attributable to noncontrolling interests	(64)	(10)	(1)	(10)	5	(15)	(20)	(1)	(3)	(4)	(28)	N/M	45%	82%

IBIT attributable to Deutsche Bank shareholders	750	2,405	791	8	(1,763)	1,441	1,660	916	264	249	3,088	N/M	(6)%	114%

Average shareholders’ equity / Average active equity
Average shareholders’ equity	55,597	54,621	56,990	57,071	56,018	56,080	55,353	58,125	65,577	67,229	61,410	20%	3%	10%

Add (deduct):
Average dividend accruals	(670)	(784)	(625)	(478)	(669)	(646)	(860)	(703)	(647)	(905)	(785)	35%	40%	22%

Average active equity	54,927	53,836	56,365	56,593	55,348	55,434	54,493	57,422	64,930	66,324	60,624	20%	2%	9%

Pre-tax return on equity[28]
Pre-tax return on average shareholders’ equity	1.3%	17.6%	5.6%	0.1%	(12.6)%	2.6%	12.0%	6.3%	1.6%	1.5%	5.0%	14.1 ppt	(0.1)ppt	2.5 ppt
Pre-tax return on average active equity	1.4%	17.9%	5.6%	0.1%	(12.7)%	2.6%	12.2%	6.4%	1.6%	1.5%	5.1%	14.2 ppt	(0.1)ppt	2.5 ppt

Post-tax return on equity[28]
Post-tax return on average shareholders’ equity	0.5%	12.1%	2.3%	0.3%	(9.7)%	1.2%	7.8%	1.6%	(0.6)%	2.6%	2.7%	12.3 ppt	3.2 ppt	1.5 ppt
Post-tax return on average active equity	0.5%	12.3%	2.4%	0.3%	(9.8)%	1.2%	7.9%	1.6%	(0.6)%	2.6%	2.7%	12.5 ppt	3.2 ppt	1.5 ppt
Shareholders’ equity / Tangible shareholders’ equity
Total shareholders’ equity	54,001	55,820	57,479	56,461	54,719	54,719	55,753	64,686	66,352	68,351	68,351	25%	3%	25%

Less:
Goodwill and other intangible assets	14,219	14,342	14,223	14,095	13,932	13,932	13,951	14,112	14,672	14,951	14,951	7%	2%	7%

Tangible shareholders’ equity (Tangible book value)	39,782	41,479	43,256	42,366	40,786	40,786	41,802	50,574	51,681	53,400	53,400	31%	3%	31%

For footnotes please refer to page 19.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	16

Definition of certain financial measures

Profitability ratios

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both, average shareholders’ equity and average active equity, at the Group level reflects the reported effective tax rate for the Group. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments.

Post-tax return on average shareholders’ equity: Net income (loss) attributable to Deutsche Bank shareholders (annualized), which is defined as Net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests as a percentage of average shareholders’ equity.

Post-tax return on average active equity: Net income (loss) attributable to Deutsche Bank shareholders (annualized), which is defined as Net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests, as a percentage of average active equity.

Pre-tax return on average shareholders’ equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average shareholders’ equity.

Pre-tax return on average active equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average active equity.

Average Active Equity: We calculate active equity to make comparisons to our competitors easier and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation.

Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. Starting 2013, we refined our allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, our internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. The figures for 2012 were adjusted to reflect this effect. In 2012, we derived our demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (under Basel 2.5 rules), reflecting increased regulatory requirements at the time. If our average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 (Basel 3) framework. Under the revised definition, shareholders’ equity for 2012 and 2013 is adjusted only for dividend accruals (i.e. accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity).

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	17

Definition of certain financial measures (cont.)

Leverage ratio measures

We calculate a IFRS leverage ratio by dividing IFRS total assets by IFRS total equity.

We also calculate a leverage ratio according to the CRR/CRD 4 on a fully loaded basis as a non-GAAP financial measure by dividing Tier 1 capital by the CRR/CRD 4 exposure measure. The key adjustments we apply to IFRS total assets to derive the CRR/CRD 4 exposure measure are as follows:

•	Derivatives: reflect netting against corresponding liabilities permitted for regulatory purposes, partially offset by recognition of Potential Future Exposure (notional times supervisory add-on factor, depending on product and maturity, after application of regulatory netting with a floor of 40%);

•	Securities Financing Transactions: based on the “Supervisory Volatility Adjustments Approach” which encompasses regulatory netting, collateral recognition and supervisory haircuts, and is also applied for noncash SFT which are not reported on the balance sheet;

•	Remaining Assets: We apply trade date accounting for purchases or sales of financial assets requiring physical delivery of the respective assets, resulting in a temporary balance sheet gross-up until settlement occurs. We believe that the increase of the exposure measure arising from the use of trade date accounting should be adjusted for by assuming that unsettled positions subject to the application of trade date accounting are settled immediately, regardless of their accounting treatment;

•	Off-balance sheet exposure: undrawn commitments are recognized in the exposure measure with 100 % of their notional value, except for unconditionally cancellable commitments which get a preferred weight of 10%, plus other off-balance sheet exposures e.g. in the form of guarantees or L/Cs that receive a weight of 100%, or alternatively either 50 % or 20 % for certain trade finance related products;

•	Regulatory adjustments, which include transition effects from an accounting to a regulatory view, e.g. for differences in consolidation circles, as well as regulatory capital deductions items (including goodwill and intangibles, deferred tax assets on unused tax losses) that can also be deducted from the exposure measure to ensure consistency between the numerator and denominator of the ratio.

The adjusted Tier 1 capital comprises our fully loaded Common Equity Tier 1 capital plus all Additional Tier 1 instruments that were still eligible according to the transitional phase-out methodology of the CRR/CRD 4.

Cost ratios

Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Other key ratios

Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.

Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, dividied by the number of basic shares outstanding (both at period-end).

Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	18

Footnotes
1.	Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices. To reflect the capital increase 2014 the historical share prices until and incl. June 5, 2014 [last trading day cum rights] have been adjusted with retroactive effect (multiplied by the correcting factor of 0.9538).
2.	Including numerator effect of assumed conversions.
3.	Definitions of ratios are provided on pages 17 and 18 of this document.
4.	The reconciliation of average active equity is provided on page 16 of this document.
5.	At period end.
6.	Risk weighted assets and capital ratios are based upon Basel 2.5 rules thru Dec 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan 1, 2014.
7.	Includes Corporate Banking & Securities, Global Transaction Banking, Deutsche Asset & Wealth Management, Private & Business Clients and Consolidation & Adjustments.
8.	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
9.	Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4. Figures for 2012 were adjusted accordingly. For details please refer to page 17.
10.	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
11.	Includes revenues from ETF business.
12.	Excludes fee and commission income and remaining revenues. See page 5 for total revenues by product.
13.	Covers origination, advisory and other products.
14.	Reflects compensation and benefits of front office employees and allocated compensation and benefits of related Infrastructure functions (allocation on a pro forma basis).
15.	Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
16.	The impact of releases of certain allowances relates to loan loss allowances which were established by Postbank prior to change of control. Releases of such allowances reduce provision for credit losses in Postbank’s stand-alone financial statements. At the consolidated level of DB Group / PBC, these releases lead to an increase in interest income (because the underlying loans were consolidated at their respective fair value at change of control).
17.	Includes costs related to Postbank integration.
18.	Contains the major core business activities of Postbank AG as well as BHW and norisbank.
19.	The gross margin excludes the revenue impact from Mark-to-market movements on policyholder benefits and claims.
20.	Includes provision for loan losses and provision for off-balance sheet positions.
21.	Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).
22.	Regulatory capital amounts, risk weighted assets and capital ratios are based upon Basel 2.5 rules thru Dec 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan 1, 2014.
23.	Excludes transitional items pursuant to section 64h (3) German Banking Act.
24.	All figures for 1-day holding period, 99% confidence level.
25.	Starting Dec 31, 2012 considers all trading exposures including Sal. Oppenheim and BHF.
26.	Amounts refer to the time period between January 1st and the end of the respective quarter.
27.	4Q2013 and FY2013 are based on CRR/CRD 4 pro-forma figures
28.	Based on IBIT attributable to Deutsche Bank shareholders, definitions of ratios are provided on pages 17 and 18 of this document.

Deutsche Bank	4Q2014 Financial Data Supplement	financial transparency.	19